Gregory P. Rodgers	53rd at Third
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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes; Adam Phippen; Taylor Beech; Dietrich King

Re:	Jo-Ann Stores Holdings Inc.

Draft Registration Statement on Form S-1

Submitted December 21, 2020

CIK No. 0001834585

Ladies and Gentlemen:

On behalf of Jo-Ann Stores Holdings Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated January 13, 2021. In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001834585) (the “Draft Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Draft Registration Statement on Form S-1

Letter from our President and Chief Executive Officer, page vi

1.	Please revise the letter to address the following:

•	disclose when JOANN was last a public reporting company.

January 28, 2021

•	clarify what you mean by “the current landscape,” as the phrase is used in the last sentence of the first paragraph.

•

balance the letter’s emphasis on growth by also addressing challenges to your growth, such as your outstanding long-term debt, which was $921.6 million at October 31, 2020, the year-over-year trend in your net sales for the last three completed fiscal years, the continued uncertainty engendered by the COVID-19 pandemic, and competition.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page vi of Amendment No. 1.

Prospectus Summary, page 1

2.

Please revise the summary to provide a more balanced picture of your business and prospects. For example, regarding your financial performance, please balance your disclosure and graphics covering the thirty-nine weeks ended October 31, 2020—which period substantially overlaps the occurrence of the COVID-19 pandemic in the United States—with comparable disclosure and graphics for prior fiscal periods. Likewise, when you disclose the repayment of debt, please clarify amounts that remain outstanding. Finally, while we note the paragraph on page 15 of the summary that discusses the impact of COVID-19 on your business, we note the more detailed discussion of the costs and the continued uncertainty related to the pandemic that are addressed in the risk factors on pages 26 and 28, as well as in management’s discussion and analysis on page 66, and ask that you work such detail into the summary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1, including on pages 1, 2, 3, 4, 5, 11, 16, 64, 65, 67, 68, 87, 89, 90 and 96.

JOANN Overview, page 1

3.

In the first paragraph, second sentence, please explain what you mean by “multiple secular themes” and please explain why you believe you are a “key beneficiary” of them. Please make conforming revisions to the relevant portions of the Management’s Discussion and Analysis and Business sections.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 64, 87 and 91 of Amendment No. 1.

January 28, 2021

Our Opportunity, page 4

4.

We note you estimate pure play e-commerce players represent less than 10% market share of the Creative Products industry. To provide context for this disclosure and your growth opportunity, please provide management’s estimates as to the percentage market share of the various other categories within the Creative Products industry. In this regard we note the information in the Market and Industry section on page ii.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 91 of Amendment No. 1. The Company further respectfully advises the Staff that it does not produce a full channel study across the broader Creative Products industry with a level of specificity that includes estimates of the market share of the individual various categories. Based on the Company’s internal market research, it estimates that pure play e-commerce players represent less than 10% market share of the Creative Products industry while the remainder of the industry is covered by mass merchandisers, specialty retailers and independent retailers.

Strong Cash Flow Generation and Solid Balance Sheet, page 11

5.

You state here that you have used a portion of your free cash flow to build a strong balance sheet by consistently reducing net leverage, and that strong operating metrics combined with low maintenance capital spending and a focus on working capital efficiencies have driven the generation of $266 million of free cash flow from the beginning of fiscal year 2016 through the thirty-nine weeks ended October 31, 2020. Please note that free cash flow is a non-GAAP measure and, as such, the most comparable GAAP measure must be presented in a position of equal or greater prominence. Please revise this discussion to include the most comparable GAAP measure, net cash flow provided by operating activities, for the same period. Please also provide a reconciliation to net cash flow provided by operating activities. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 24 and 97 of Amendment No. 1.

Summary Risk Factors, page 16

6.	We note your reference to the risks you may face related to your indebtedness. Please quantify your outstanding indebtedness here.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of Amendment No. 1.

January 28, 2021

Summary Consolidated Financial and Operating Data

Adjusted EBITDA, page 20

7.

We note you have included the non-GAAP measure Adjusted EBITDA as a performance measure in your filing. We note one of your reconciling items, “sponsor management fee,” does not have an explanatory footnote. Please revise your presentation and tell us in your response what this item represents, and why you believe it is allowable. Refer to the guidance in the Compliance and Disclosure Interpretation on Non-GAAP Measures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the “sponsor management fee” reconciling item represents management fees paid to the Company’s sponsor, an affiliate of Leonard Green & Partners, in accordance with the Company’s management services agreement, which will terminate upon the consummation of this proposed offering. The Company further respectfully advises the Staff that this reconciling item is properly included due to the fact that these are non-recurring costs that will no longer be applicable and representative of the Company’s performance once it is a public company. In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 62, 63, 70 and 71 of Amendment No. 1.

8.

We note that you have included “strategic initiatives” and “technology development expense” as reconciling items to Adjusted EBITDA, and have identified both as either non-recurring or one-time charges related to ongoing growth, business development, or technology projects that facilitate business development. Please provide us with an inventory, including associated valuation and robust description, of each major category of expense included in these line items, whether these expenses were paid in cash, and why you consider them non-recurring and not related to ongoing operations. Further, explain why these adjustments don’t result in a non-GAAP measure that is misleading. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and has provided the additional detail requested by the Staff with respect to the “strategic initiatives” and “technology development expenses” that are included as part of the Company’s reconciliation to Adjusted EBITDA. In addition, the Company has revised the disclosure on pages 23, 62 and 71 of Amendment No. 1.

Strategic Initiatives

	Thirty-Nine Weeks Ended		Fiscal Year Ended (1)
Strategic Initiative Expense Classifications (in millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
	(unaudited)	(unaudited)
Store refresh initiative (a)	$(0.2)	$2.0	$2.2	$0.1	$1.8
Direct sourcing initiative (b)	0.3	0.1	—	0.6	0.1
Indirect sourcing initiative (b)	—	—	—	—	0.3

January 28, 2021

	Thirty-Nine Weeks Ended		Fiscal Year Ended (1)
Strategic Initiative Expense Classifications (in millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
	(unaudited)	(unaudited)
Acquisition costs (c)	—	—	—	—	0.2
BOSS strategic initiative (d)	—	—	—	—	1.0
Tariff mitigation initiative (e)	1.4	5.3	5.8	5.5	—
Research & development initiatives (f)	0.7	0.4	0.6	—	—
Supply chain optimization initiative (g)	0.3	—	0.2	—	—
IPO costs (h)	0.9	—	—	—	—
Debt management initiative (i)	0.6	—	—	0.7	—
Other strategic costs (j)	0.1	—	0.2	0.4	—

Strategic initiatives	$4.1	$7.8	$9.0	$7.3	$3.4

(1)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks. See “Basis of Presentation.”

Notes further explaining specific strategic initiatives:

(a)

Store refresh initiative costs are comprised of third-party consulting support to identify optimal store merchandise layouts and design of the Company’s new store prototype to appeal to the Company’s target psychographic segments. These were one-time costs that have resulted in design elements used in the Company’s refreshed locations.

(b)

Direct and Indirect sourcing initiatives are comprised of one-time third-party consulting fees and exploratory travel to identify opportunities to diversify the Company’s sourcing to reduce product costs, mitigate incremental tariffs and reduce indirect costs. Ongoing travel costs incurred by the Company’s foreign sourcing office and other related costs to procure merchandise are not included in this reconciliation item.

(c)	Acquisition costs are comprised of costs related to a potential acquisition that was not consummated.

(d)

BOSS initiative costs are comprised of a one-time third-party consulting study incurred to determine the potential sales opportunities within various markets outside of Business to Consumer sales, including Business to Business, Business to Organizations (i.e., 4H) and Business to Single Sellers (i.e., Etsy shops). This third-party consulting study was simply used to determine the Company’s opportunity in these new potential markets. All development and implementation costs of the BOSS program and all ongoing sales and expenses of the BOSS operations are now captured as part of the Company’s ongoing business.

(e)

Tariff mitigation initiative costs are comprised of costs relating to the Company’s efforts to evaluate and implement opportunities to offset the significant costs incurred due to the new U.S. tariffs on merchandise produced in China which were first announced in fiscal 2019. In addition, U.S. tariffs were implemented throughout fiscal 2020, which had a significant negative impact on the Company’s fiscal 2020 financial results and would have impacted the Company’s ongoing financial results without these mitigation efforts. The costs captured in this initiative were all in response to these tariffs and included third-party consulting

January 28, 2021

costs on pricing elasticity evaluations, lobbying campaign efforts to eliminate or reduce the tariffs and labor costs associated with the optimization of the Company’s retail pricing. Therefore, the Company considers each of these costs reflected in footnote (e) to be one-time in nature, as each event was unique and not part of the ongoing operations of its business.

(f)

Research and development initiative costs are comprised of costs incurred in the generation of a new technology product that would significantly change a key aspect of the customer experience in sewing. As a retail company, the Company does not consider research and development technology as a normal ongoing portion of its business, as traditionally its vendor community would be providing this type of product line and they would incur the costs to research and develop such an item. Therefore, the Company consider these costs reflected in footnote (f) to be one-time in nature.

(g)	Supply chain optimization initiative costs are comprised of third-party consulting fees to perform a one-time study of the Company’s current supply chain.

(h)

IPO costs are comprised of one-time legal and accounting fees associated with the Company’s effort to complete required filings and other requirements associated with its planned initial public offering.

(i)

Debt management initiative costs are comprised of third-party consulting fees associated with an exploration of potential liability management options related to the Company’s debt. Ultimately, no liability management options recommended by these consultants were implemented.

(j)

Other strategic costs are comprised of third-party consulting fees associated with one-time studies of various strategic initiatives to determine either their ability to generate sales or reduce the Company’s expenses.

Technology Development Expense

	Thirty-Nine Weeks Ended		Fiscal Year Ended (1)
Technology Development Expense Classification (in millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
	(unaudited)	(unaudited)
IT Project management team payroll & benefits (a)	$1.5	$1.6	$2.1	$1.7	$1.3
IT Project management consulting fees (b)	1.6	0.7	1.1	0.4	0.7
Software expense (c)	0.4	1.1	2.9	1.4	1.1
Other	0.1	0.3	0.3	0.4	0.4

Technology development expense	$3.6	$3.7	$6.4	$3.9	$3.5

(1)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks. See “Basis of Presentation.”

Notes further explaining specific technology development expenses:

(a)

Comprised of all labor costs associated with the internal IT project management teams that are utilized to oversee all new system implementations. As each new system is unique and the implementation costs associated with that specific project are one-time in nature, the Company considers these costs to be non-recurring.

(b)	Comprised of third-party consulting fees to assist in the project management, testing and training associated with all new system implementations. In order to

January 28, 2021

support the large number of IT projects, the Company supplements its internal project management team with outside resources to further assist in these one-time system implementations, given it does not make sense to keep a hired staff to handle capacity for non-recurring operations. As with internal project management costs, these costs support implementation of unique systems that will be recurring once these systems are in use. Therefore, the Company considers these costs to be one-time in nature and non-recurring.

(c)

Comprised of on-premise or cloud-based user fees incurred during the development period of a new software application. Once a system is in use, those fees are not included as part of this reconciling item.

(d)	Comprised of various other expenses associated with the Company’s new system implementations, including non-recurring travel for outside resources and temporary labor costs.

While each of the expenses described above is paid in cash, the Company does not consider any of the expenses described above to be part of its ongoing operations or necessary to operate its business. With respect to the strategic initiative expenses, these costs are representative either of one-time start-up costs associated with a differentiated, project-based initiative or are non-recurring costs incurred to identify potential long-term sales opportunities or cost savings. With respect to the technology development expenses, these costs as described above are incurred for implementation of unique and differentiated software applications or other technology across different functional operations of the business, and do not include costs to support or maintain these software applications or systems once they are in productive use. The Company’s management makes the adjustments described above in order to evaluate the profitability and performance of the Company’s ongoing business model and in consideration of variability in these costs on a quarterly or annual basis, which management believes is not reflective of ongoing trends in its cost of doing business. In turn, the Company believes it provides greater visibility to prospective investors by making such adjustments in its calculation of Adjusted EBITDA.

Risk Factors

Because LGP owns a significant percentage of our common stock…, page 42

9.

We note your disclosure on pages 110-112 and 117 regarding the Voting Agreement to be entered into in connection with this offering. Please include in this risk factor a discussion of the Voting Agreement and the impact it will have on the composition of your board of directors.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company no longer intends to enter into a voting agreement among shareholders in connection with this offering, but the Company does intend to include certain board rights within the Shareholders Agreement. In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 44 of Amendment No. 1 to include a discussion of the impact that the Shareholders Agreement will have on the composition of the board of directors.

January 28, 2021

Dividend Policy, page 53

10.

Please tell us why you believe you will be able to pay quarterly dividends to holders of your common stock once you are a public company. In this regard we note the significant limitations and caveats on your ability to pay dividends that you describe in this section, as well as your risk factor disclosure beginning on pages 44 and 53.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 54 of Amendment No. 1.

Selected Consolidated Financial Data, page 59

11.	Reference is made to footnote (b). Please tell us why you present earnings per common share calculated using comprehensive income (loss) as opposed to using net income (loss).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will present earnings per common share calculated using net income (loss). In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 of Amendment No. 1.

Management’s Discussion and Analysis

Overview, page 63

12.

We note your disclosure here that your transformation efforts were refined over the past four years to “enable 369% growth in omni-channel sales, 25% growth in total comparable sales, an increase in net (loss) income from ($188.5) million to $174.0 million and 179% growth in Adjusted EBITDA in the thirty-nine weeks ended October 31, 2020, compared to the same period in the prior fiscal year,” and on page 64 that “[y]our omni- channel platform operates at a large scale, having generated $423 million in net sales in the twelve months ended October 31, 2020.” To give investors more context for how the thirty-nine weeks ended October 31, 2020 may differ from prior periods as a result of the impacts of COVID-19, please disclose the net sales and year-over-year growth for each of the categories listed above for each of your last three completed fiscal years. Please make conforming revisions in the prospectus summary.

January 28, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1, including on pages 1, 2, 3, 4, 5, 11, 16, 64, 65, 67, 68, 87, 89, 90 and 96.

Effects of COVID-19 on Our Business, page 66

13.

Please balance your disclosure that “it is difficult to estimate the sales to date that have been attributable to PPE-making” with the graphics provided on pages 88 and 91 illustrating the percent of sales for the thirty-nine weeks ended October 31, 2020 generated by new customers and that 37% of sewists who purchased during the pandemic were sewing masks, respectively. Please also include quantitative disclosure regarding the COVID-19-related costs you have incurred to date. Please make conforming revisions in the prospectus summary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 26, 67 and 68 of Amendment No. 1.

Results of Operations, page 70

14.

We note your disclosure in your discussion of comparative periods that, during fiscal year 2020, you repurchased $6.3 million in face value of the term loans provided pursuant to your Second Lien Facility at an average of 38% of par, resulting in a $3.8 million gain, and that during the thirty-nine weeks ended October 31, 2020, you repurchased $347.1 million in face value of the term loans provided pursuant to your Term Loan Facilities, at an average of 54% of par, resulting in a $152.9 million gain. Please tell us in your response the facts and circumstances leading to your ability to repurchase these term loans at such a large discount to par.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the term loan repurchases during fiscal years 2020 and 2021 were comprised of approximately 30 separate open market purchases. Each repurchase was executed through a competitive market bidding process, whereby the Company as the buyer ultimately reached an arm’s length agreement with each seller on the price where each seller would transact. None of the sellers were affiliated with the Company. The market clearing price for each repurchase was determined by a bid-ask negotiation that was executed through the debt sales and trading desks of investment banks retained by the Company for such purposes. All of the term loan repurchases were made in compliance with the terms of the underlying credit agreements. The Company’s strong liquidity and continued cash flow generation enabled the Company to make these repurchases opportunistically as willing sellers emerged. In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 75 of Amendment No. 1.

January 28, 2021

15.

To the extent you had material increases or decreases in net sales, please quantify the extent to which the change is due to average unit retail value and number of items purchased. Refer to Item 303(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1.

16.

Reference is made to your discussion of changes in selling, general and administrative expenses. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. See Item 303(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 72, 73, 74 and 76 of Amendment No. 1.

Liquidity and Capital Resources, page 76

17.

We note your disclosure that as of February 1, 2020, you were in compliance with all covenants under your debt facilities and notes and that you had the ability to borrow an additional $206.2 million under your ABL Facility. Please include comparable disclosure as of October 31, 2020.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 77 and 80 of Amendment No. 1.

18.

We note your disclosure on pages 32 and 97 regarding plans for your location refresh initiative, including that just over 50% of your existing locations are targets over the next seven to ten years for refresh projects at varying levels of scope. So that investors understand the magnitude of future investments and capital expenditures, please disclose any material trends in such expenditures, to the extent practicable. We also note your disclosure on page 95 that you “have used a portion of [y]our free cash flow to build a strong balance sheet by consistently reducing net leverage. [You] retired and repaid $433.8 million in principal amount of debt from November 2, 2019 to October 31, 2020.” Please disclose whether you intend to continue to consistently reduce your net leverage. Refer to Item 303(a)(2) of Regulation S-K.

January 28, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 79 and 97 of Amendment No. 1.

Business, page 86

19.	Please disclose your basis for the following claims made in this section:

•	The Creative Products industry is a large and growing market in excess of $40 billion;

•	You are the nation’s category leader in Sewing with approximately one-third market share; and

•	Your market share in the highly fragmented arts and crafts category has grown by approximately 50 basis points over the past five years as of July 2020.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 8, 64, 87, 91, 93 and 94 of Amendment No. 1.

Competitive Landscape, page 105

20.	Please clarify that Fabric.com is a subsidiary of Amazon.com, and make conforming revisions throughout the prospectus.

Response:

In response to the Staff’s comment, the Company has revised the applicable disclosure throughout Amendment No. 1.

Government Regulation, page 106

21.

Please include a discussion of the material effects that compliance with the government regulations you have listed here that are applicable to your business may have upon your capital expenditures, earnings and competitive position. Refer to Item 101(c)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 1.

Audited Consolidated Financial Statements

Note 2 – Financing, page F-16

22.

We note your disclosure that the Revolving Credit Facility and Term Loans restrict your ability to pay dividends. Please revise to describe the most significant restrictions indicating their pertinent provisions. Refer to Rule 4-08(e)(1) of Regulation S-X.

January 28, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-20 and F-47 of Amendment No. 1.

23.	Reference is made to the table at the top of page F-20. Please explain to us why there is no principal maturity for the Revolving Credit Facility.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-20 of Amendment No. 1.

*        *        *         *        *

Any questions or comments with respect to Amendment No. 1 may be communicated to the undersigned at (212) 906-2918 or by email (greg.rodgers@lw.com). Please send copies of any correspondence relating to this filing to Gregory P. Rodgers by email and facsimile ((212) 751-4864).

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Matt Susz, Senior Vice President and Chief Financial Officer, Jo-Ann Stores Holdings Inc.

Ann Aber, Vice President, General Counsel and Secretary, Jo-Ann Stores Holdings Inc.

Howard Sobel, Latham & Watkins LLP

Jason Silvera, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP